

New York Stock Exchange
11 Wall Street
New York, NY 10005

August 27, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Global Blue Group Holding AG, under the Exchange Act of 1934.

- Ordinary Shares, nominal value CHF 0.01 per share

- Warrants exercisable for one Ordinary Share of Global Blue Group Holding AG at a price of $11.50 per share

Sincerely,